SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                 SCHEDULE 13-D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         COMMUNITY BANCORP OF NEW JERSEY
                         -------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    20343B109
                                    ---------
                                 (CUSIP Number)

                                   12/31/2001
                                   ----------
             (Date of Event Which Requires Filing of This Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes)
..

CUSIP NO.         20341B109
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSONS I.R.S. NO. OF ABOVE PERSONS (entities only):

Howard Schoor
--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)      [   ]
        (b)      [   ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY:

--------------------------------------------------------------------------------

4.      SOURCE OF FUNDS:     PF

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION:    USA

--------------------------------------------------------------------------------

NUMBER  OF
SHARES                     7.       SOLE VOTING POWER:        149,490
BENEFICIALLY              ------------------------------------------------------
OWNED BY                   8.       SHARED  VOTING POWER:           0
EACH                      ------------------------------------------------------
REPORTING                  9.       SOLE DISPOSITIVE POWER:   149,490
PERSON                    ------------------------------------------------------
WITH                       10.      SHARED DISPOSITIVE POWER:       0
--------------------------------------------------------------------------------


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         149,490
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:
                                            [   ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
          7.31
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:
         IN
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934

Item 1.           Security and Issuer:

                  Common Stock, no par value, Community Bancorp of New Jersey
                  --------------------------------------------------------------
Item 2.           Identity and Background:

                  (a)  Howard Schoor
                  (b)  c/o SGS Communities
                       20 Gibson Place
                       Freehold, NJ 07728
                  (c)  Builder
                         c/o SGS Communities
                       20 Gibson Place
                       Freehold, NJ 07728
                  (d)  No.
                  (e)  No.
                  (f)   USA.
                  --------------------------------------------------------------
Item 3.           Source and Amount of Funds or Other Consideration:

                  Personal Funds
                  --------------------------------------------------------------
Item 4.           Purpose of Transaction:

                  Investment
                  --------------------------------------------------------------
Item 5.           Interest in Securities of the Issuer:

                  (a)  149,490
                  (b)      (i)   sole voting power - 149,490

                           (ii)  shares voting power - 0

                           (iii) sole dispositive power - 149,490

                           (iv)  shared dispositive power - 0



                  (c)  Transactions within the past sixty (60) days

                           (i) Market transaction purchase of 821 shares at $17.00 per share by Howard Schoor on 1/24/02.

                           (ii) Market transaction purchase of 1,000 shares at $17.25 per share by Howard Schoor on 1/24/02.

                           (iii) Market transaction purchase of 100 shares at
                                 $18.10 per share by Howard Schoor on 2/12/02.

                           (iv) Market transaction purchase of 400 shares at $19.00 per share by Howard Schoor on 2/20/02.

                           (v) Market transaction purchase of 500 shares at $20.00 per share by Howard Schoor on 2/20/02.

                           (vi) Market transaction purchase of 100 shares at $18.75 per share by Howard Schoor on 2/21/02.





                    (d)  n/a

                    (e)  n/a

         -----------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

                         n/a

         -----------------------------------------------------------------------

Item 7.   Material to be Filed as Exhibits:

                         n/a


         -----------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       /s/ Howard Schoor
       -----------------
Name:  Howard Schoor
Title:   Chairman

Dated:   March 22, 2002